October 8, 2008

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Kaiser Ventures, LLC, Schedule TO-T filed September 23, 2008, as amended, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-81572

Dear Ms. Kim:

Thank you for your letter dated October 7, 2008, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
As I advised you in a telephone call on September 23, 2008, we had two problems with getting the Schedule TO-T filed on EDGAR.  No copies of the tender offer documents were disseminated prior to filing on September 23, 2008, and no units were tendered prior to the filing on September 23, 2008.

2.
We do not have an estimate of the Transfer Costs and have not been provided with one by the Registrant.  If subtracting the Transfer Costs would result in a decrease of the consideration offered, we will extend the offer after disclosure of the amended price for 10 business days, as we disclosed in the amended offer.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Please note that, as I mentioned previously, I have a new fax number, 925.235.1096.  Eventually the other fax number will not work.  We are still keeping that number functional because you keep faxing to it, but won’t for long! Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com